Exhibit B

MAGICJACK VOCALTEC LTD AND SUBSIDIARIES

Managements’ Discussion and Analysis of Operations and Financial Condition

This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with our unaudited consolidated financial statements as of September 30, 2011 and for the nine month periods ended September 30, 2011 and 2010. This Management’s Discussion and Analysis of Operations and Financial Condition contain forward-looking statements, the accuracy of which involves risk and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” “estimates,” “projects,” and similar expressions to identify forward-looking statements. Readers should not place undue reliance on these forward-looking statements, which apply only as of the date of this report. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons. Factors that might cause or contribute to such differences include, but are not limited to those discussed under the section entitled “Risk Factors” of our Form 20-F for the year ended December 31, 2010 filed on April 27, 2011.

Overview

Merger

On July 16, 2010, VocalTec Communications Ltd. (“VocalTec”), an Israeli Limited Company and a public operating company listed on NASDAQ, entered into and consummated a Merger Agreement (the “Merger Agreement”) with YMax Corporation (“YMax”, and together with VocalTec, the “Combined Company”). Under the terms of the Merger Agreement, each share of YMax common stock outstanding immediately prior to the consummation of the 2010 business combination was cancelled, and YMax shareholders received one ordinary share of VocalTec for each 10 shares of YMax common stock (10,562,895 in total), representing in the aggregate approximately 90% of VocalTec’s outstanding shares after the transaction. As a result, this transaction has been accounted for as a reverse acquisition and YMax is the accounting acquirer. VocalTec became the continuing legal entity and parent and YMax is a wholly owned subsidiary of VocalTec. At the April 28, 2011 shareholder meeting, the shareholders approved a change in the company’s name to magicJack VocalTec Ltd. (which including its Subsidiaries, is also referred to as the “Company,” “We,” or “magicJack VocalTec”). The Company’s name changed following approval of the new name by the Israeli Registrar of Companies on May 15, 2011.

The historical financial statements for periods before the date of the 2010 business combination presented herein are those of YMax after giving retroactive effect to the recapitalization that resulted from the 2010 business combination and aforementioned name change. All share and per share information has been adjusted for the 1-for-10 reverse stock split prior to the cancellation of the par value of the authorized and issued share capital of the Company described in the Form 20-F for the year ended December 31, 2010 filed on April 27, 2011.

Description of Business

magicJack VocalTec is the inventor of voice-over-IP (“VoIP”), the softphone (“magicJack PC”) and a number of other products and services, including the award winning magicJack® product. The magicJack weighs less than one ounce and plugs into the USB port on a computer providing users with complete phone service for home, small businesses and while traveling. We charge as low as $20 a year for a license renewal to access our servers, and our customers then continue to obtain free telephone services. During September 2011, we began providing additional products and services, which include voice apps on smart phones, as well as the magicJack PLUSTM, which is a standalone magicJack that has its own CPU and can connect a regular phone directly to the user’s broadband modem/router and function as a standalone phone without using a computer. Our products and services allow users to make and receive free telephone calls to and from anywhere in the world where the customer has broadband access to the Internet, and allow customers to make free calls back to the United States and Canada from anywhere legally permitted in the world.

Following the 2010 business combination, magicJack VocalTec is a vertically integrated group of companies. We now own a micro processor chip design company, an appserver and session border controller company, a wholesale provider of VoIP services, a softphone company, and the developer and provider of the magicJack product line. We intend to soon expand these existing platforms to allow our customers to use search, shopping, click-to-call and other services via the Internet through patent pending and proprietary technologies. We are now also wholesaling outbound telephone service to VoIP providers and others telecommunication carriers.

During September 2011, we began promoting the magicJack PC, a softphone that we believe is comparable to Skype. The customer can use a headphone or a computer’s speakers and microphone to make and receive telephone calls. In September 2011, the magicJack APP also became available for the iPhone, iPad and iPod Touch, and we expect will soon be available to other smart phones, including Android.

Results of Operations

The table below presents our unaudited consolidated results of operations for the periods indicated (in thousands). The consolidated statements of operations below have been expanded to show the composition of our operating revenue and cost of revenues items to enable a more meaningful discussion of our operations.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

	Nine Months ended September 30,		2011 Compared to
	2011	2010	2010
Operating Revenue
Sale of magicJack and magicJack PLUS	$34,382	$50,600	$(16,218)	(32.1)%
License renewals	26,436	14,754	11,682	79.2
Shipping and handling	1,638	2,773	(1,135)	(40.9)
magicJack-related products	2,821	1,785	1,036	58.0
International prepaid minutes	8,973	7,897	1,076	13.6
Access and termination charges	3,691	8,719	(5,028)	(57.7)
Other	5,875	4,637	1,238	26.7
Total Operating Revenue	83,816	91,165	(7,349)	(8.1)

Cost of Revenues
Cost of magicJacks and magicJack PLUS sold	9,333	13,797	(4,464)	(32.4)
Shipping and handling	1,025	1,438	(413)	(28.7)
Credit card processing fees	2,214	2,754	(540)	(19.6)
Network and carrier charges	20,890	21,308	(418)	(2.0)
Other	4,132	3,557	575	16.2
Total Cost of Revenues	37,594	42,854	(5,260)	(12.3)
Gross Profit	46,222	48,311	(2,089)	(4.3)

Operating expenses:
Advertising	20,812	25,281	(4,469)	(17.7)
General and administrative	22,073	21,432	641	3.0
Research and development	1,973	2,933	(960)	(32.7)
Total operating expenses	44,858	49,646	(4,788)	(9.6)
Operating income (loss)	1,364	(1,335)	2,699	202.2

Other income (expense):
Gains (losses) on marketable securities	500	(437)	937	*
Interest and dividend income	592	833	(241)	*
Interest expense	(158)	(146)	(12)	*
Fair value gain on common equity put options	1,572	-	1,572	*
Gain on extinguishment of debt	-	234	(234)	*
Other income, net	26	19	7	*
Total other income	2,532	503	2,029	403.4
Net income (loss) before income taxes	3,896	(832)	4,728	*
Income tax expense	75	187	(112)	*
Net income (loss)	$3,821	$(1,019)	$4,840	475.0

* - Not meaningful.

Net Income (Loss)

As a result of the items discussed below, net income was $3.8 million for the nine months ended September 30, 2011, compared to a net loss of $1.0 million for the nine months ended September 30, 2010.

Operating Revenue

Total operating revenue was $83.8 million and $91.2 million for the nine months ended September 30, 2011 and 2010, respectively, representing a decrease of $7.3 million, or 8.1%. This decrease in revenue was primarily attributable to the following:

•	a $16.2 million decrease in revenues recognized, primarily due to the sale of fewer magicJack units;
•
a $7.3 million decrease in access and termination charge revenue as a result of the Company increasing the provision for billing adjustments, primarily as a result of the Federal Communications Commission (“FCC”) November 18, 2011 order described in Note 12, Commitments and Contingencies, in the accompanying Exhibit A to this Form 6-K; and

•	a $1.1 million decrease in shipping and handling revenues primarily as a result of fewer magicJack units sold; and

These decreases in operating revenue were items were partially offset by the following:

•	a $11.7 million increase in renewal revenues as a result of the continued increase in the number of active customers beyond their first year of service;
•	a $2.3 million increase in revenues, included in access and termination charges above, from the wholesale of VoIP services by a wholly owned subsidiary we acquired in November 2010;
•
a $1.2 million increase in sales of telecommunication hardware, software and related services; a $1.1 million increase in revenues from prepaid international minutes as a result of an increase in the number of customers purchasing these services, which resulted in higher usage of prepaid international minutes; and

•	a $1.0 million increase in the sale of magicJack-related products, primarily driven by the increase in the sale of Canadian numbers.

In the nine months ended September 30, 2011 and 2010, sales of the magicJack and magicJack PLUS through retail outlets represented approximately 75% and 73%, respectively, of sales of the magicJack and magicJack PLUS. For the same periods, direct sales represented approximately 25% and 27%, respectively, of sales of the magicJack and magicJack PLUS.

For the nine months ended September 30, 2011, no customer accounted for more than 10% of our total operating revenue. For the nine months ended September 30, 2010, two customers, RadioShack and Best Buy, each accounted for accounted approximately 11% and 10%, respectively, of our total operating revenue.

Cost of Revenues

Total cost of revenues was $37.6 million and $42.9 million for the nine months ended September 30, 2011 and 2010, respectively, representing a decrease of $5.3 million, or 12.3%. This decrease in cost of revenues was primarily attributable to the following:

•
a $5.4 million combined decrease in the cost of magicJack and magicJack PLUS units sold, shipping and handling costs and credit card processing fees as a result of the decrease in magicJack units sold; and

•	lower network costs due to better rates.

These decreases in cost of revenues were partially offset by: (i) $0.6 million in costs related to the wholesale of VoIP services by a wholly-owned subsidiary we acquired in November 2010, and (ii) higher amortization expense related to intangible assets acquired as part of the 2010 business combination as well as certain intangible assets purchased in June 2011.

Operating Expenses

Total operating expenses was $44.9 million and $49.6 million for the nine months ended September 30, 2011 and 2010, respectively, representing a decrease of $4.8 million, or 9.6%. This decrease in operating expenses was primarily due to: (i) a $4.5 million decrease in advertising expense as a result of reduced magicJack website advertising and media buys, and (ii) a $1.0 million decrease in research and development expenses as a result of lower personnel-related costs driven by reduced headcount.

These decreases in operating expenses were partially offset by a $0.6 million net increase in general and administrative expenses primarily as a result of: (i) a $1.3 million increase in legal expenses as a result of the Company recording accruals for certain expected legal settlements, and (ii) higher costs in VocalTec as a result of including nine months of expenses in 2011 as compared to less than three months in 2010. These increases in general and administrative expenses were offset in part by lower personnel related-costs allocated to general and administrative expenses.

We believe we will be able to reduce legal expenses related to collection efforts and litigation in future periods due to: (i) certain upcoming expected legal settlements, and (ii) more certainty for rules around billing and collections of access charges as a result of the FCC order of November 18, 2011 described in Note 12, Commitments and Contingencies, in the accompanying Exhibit A to this Form 6-K.

Our media and advertising expense has varied and may continue to vary from quarter to quarter. For the fourth quarter of 2011, the Company intends to increase spending by approximately $5.0 million for media and advertising over the average of $6.9 million spent in prior quarters.

Other Income

Total other income was $2.5 million and $0.5 million for the nine months ended September 30, 2011 and 2010, respectively, representing an increase of approximately $2.0 million. This increase in other income was due to changes in the items discussed below.

Gains and Losses on Marketable Securities

Gain on marketable securities for the nine months ended September 30, 2011 was $0.5 million, as compared to a loss on marketable securities of $0.4 million in the nine months ended September 30, 2010.

Interest and Dividend Income

Interest and dividend income was $0.6 million and $0.8 million for the nine months ended September 30, 2011 and 2010, respectively, representing a decrease of $0.2 million. This decrease was primarily attributable to lower average interest rates paid on our invested cash as a result of the Company liquidating higher interest fixed income investments in early 2010.

Interest Expense

Interest expense was $0.2 million and $0.1 million for the nine months ended September 30, 2011 and 2010, respectively, representing an increase of $0.1 million.

Interest expense in the nine months ended September 30, 2011 represents imputed interest as a result of the Company recording the value of certain intangible assets it purchased in late June 2011 at fair value, which is lower the sum of future payments it will make to the seller of these intangible assets.

Interest expense in the nine months ended September 30, 2010 represents interest attributable to a note the Company issued in connection with our acquisition of Stratus. That note was retired in early 2010.

Fair Value Gain on Common Equity Put Options

Fair value gain on common equity put options for the nine months ended September 30, 2011 was $1.6 million, as compared to $0 in the nine months ended September 30, 2010. In 2011, we sold common equity put option contracts in connection with our share repurchase program in order to lower the average share price paid for ordinary shares we purchases. We recognized gains on such instruments as a result of: (i) unrealized gains on outstanding common equity put option contracts outstanding as of September 30, 2011, and (ii) realized gains on common equity put option contracts exercised or expired during the nine months ended September 30, 2011.

Gain on Extinguishment of Debt

On April 12, 2010, the Company paid $3.8 million in full settlement of its liabilities to the sellers of Stratus Technologies Bermuda Ltd., including approximately $0.2 million in accrued interest. This prepayment resulted in the recognition of a gain of approximately $0.2 million.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and cash on hand. As of September 30, 2011, we had cash and cash equivalents of $11.1 million, available-for-sale marketable securities of $21.9 million and accounts receivables of $10.4 million. Our accounts payable at September 30, 2011 was $3.8 million.

During the nine months ended September 30, 2011, we generated positive operating cash flows of $7.2 million, as compared to $15.5 million for the nine months ended September 30, 2010. The decrease was primarily attributable to changes in operating assets and liabilities attributable primarily to decrease in the pace of growth of our deferred revenues, as well as (i) increases in accounts receivable driven by initial sales of the magicJack PLUS to retailers, and (ii) increase in inventory as a result of the Company building up inventory for the magicJack PLUS, which we started selling in September 2011. These items were partially offset by: (i) $12.9 million in non-cash items, comprised primarily of a $11.0 million provision for billing adjustments as a result of the aforementioned FCC order of November 18, 2011, and higher amortization and depreciation expenses, (ii) a $4.8 million increase in earnings as the company reported net income of $3.8 million for the nine months ended September 30, 2011, as compared to a net loss of $1.0 million in the nine months ended September 30, 2010, (iii) an increase in deferred revenues attributable primarily to the strong initial sales of the magicJack PLUS and renewals, and (iv) an increase in accounts payables. Refer to the accompanying consolidated statements of cash flows for additional details.

We currently believe that available funds and cash flows generated by operations will be sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months. If we decide to make future acquisitions, we may require new sources of funding, including additional debt, equity financing or some combination thereof. There can be no assurances that we will be able to secure additional sources of funding or that such additional sources of funding will be available to us on acceptable terms.

Cash Flow

Net cash provided by operating activities was $7.2 million and $15.5 million for the nine months ended September 30, 2011 and 2010, respectively. During the nine months ended September 30, 2011, net cash provided by operating activities was primarily attributable to: (i) $12.9 million in non-cash expenses primarily as a result of a $10.8 million provision for billing adjustments, as well as $3.1 million in depreciation and amortization expense and $0.6 million in stock-based compensation related primarily to shares issued to directors and employees, (ii) a $3.5 million increase in deferred revenues attributable primarily to the increase in sale of renewals and sales of the magicJack PLUS, which started in September 2011, (iii) a $1.6 million increase in deferred costs driven by sales of the magicJack PLUS, (iv) a $1.2 million increase in accounts payable primarily due to timing of payments to our vendors, and (v) a $0.6 million increase in accrued bonuses as a result of the Company accruing $1.6 million in bonuses for 2011 offset by $1.0 million in 2010 bonuses being paid out in early 2011. These items were partially offset by: (i) $11.1 million increase in accounts receivable primarily due to large sales of the magicJack PLUS in late September 2011 to retailers and timing of receipts from our customers, and (ii) a $5.1 million increase in inventories as a result of the Company building up inventory for the magicJack PLUS, which we started selling in September 2011.

During the nine months ended September 30, 2010, net cash provided by operating activities was primarily attributable to: (i) a $13.1 million increase in deferred revenues attributable primarily to the increase in sale of renewals, (ii) $10.7 million in non-cash expenses primarily as a result of $5.1 million in stock-based compensation related primarily to an increase in the fair value of ordinary shares issued in March 2010 for the 2009 bonus, as well as 3.2 million increase in provision for billing adjustments and $2.1 million for depreciation and amortization expense, (iii) a $1.4 million decrease in deposits and other current assets primarily due to timing of payments and usage of prepaid services, and (iv) a $1.2 million decrease in deferred costs. These items were partially offset by: (i) a $6.3 million increase in accounts receivable primarily due to timing of receipts from our customers, (ii) a $2.0 million decrease in accounts payable primarily due to timing of payments to our vendors, (iii) a $1.7 million decrease in accrued expenses primarily due to payment of legal-related expenses and withholding taxes related to the 2009 bonus, and (iv) a $1.0 million net loss.

Net cash used in investing activities was $9.0 million for the nine months ended September 30, 2011, as compared to net cash provided by investing activities of $1.3 million for the nine months ended September 30, 2010. Net cash used in investing activities for the nine months ended September 30, 2011 was primarily attributable to: (i) $4.6 million net purchase of marketable securities, (ii) $2.1 million net purchase to cover short investment positions, (iii) $1.5 million primarily due to the first of five installment payments for the purchase of certain intangible assets, and (iv) $0.8 million for purchases of property and equipment, primarily comprised of switches. Net cash provided by investing activities for the nine months ended September 30, 2010 was primarily attributable to $7.8 million in cash acquired as a result with the merger with VocalTec, partially offset by a $5.4 million net purchase of marketable securities and $1.0 million for purchases of property and equipment, primarily comprised of switches.

Net cash used in financing activities was $15.7 million and $8.8 million for the nine months ended September 30, 2011 and 2010, respectively. Net cash used in financing activities for the nine months ended September 30, 2011 primarily consisted of $19.6 million in cash used to purchase ordinary shares as part of the Company’s share repurchase program, partially offset by: (i) $2.2 million in premiums received from the sale of common equity put options in connection with our share repurchase program, and (ii) $1.7 million in cash received from the exercise of ordinary share options. Net cash used in financing activities for the nine months ended September 30, 2010 primarily consisted of $4.8 million in cash used to retire the outstanding amount a note payable due January 2011 with a face value of $5.0 million and $4.0 million used to repurchase ordinary shares in order to settle bonus-related tax withholding liabilities.

Debt

As of September 30, 2011, the Company had outstanding indebtedness in connection with an agreement for the purchase of certain intangible assets entered during June 2011, under which the Company will be required to make four non-interest bearing future annual payments of $1.5 million beginning May 31, 2012.